EXHIBIT 12

DELTA NATURAL GAS COMPANY, INC.
COMPUTATION OF THE CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES

	2013	2012	2011	2010	2009

Earnings
Net income	$7,200,776	$5,783,998	$6,364,895	$5,651,817	$5,210,729
Provisions for income taxes (a)	4,268,784	3,258,144	3,759,607	3,192,285	3,008,396
Fixed charges	2,770,935	4,321,256	4,112,798	4,194,192	4,553,657

Total	$14,240,495	$13,363,398	$14,237,300	$13,038,294	$12,772,782

Fixed Charges
Interest on debt (a)	$2,493,135	$3,969,025	$3,701,535	$3,781,929	$4,140,394
Amortization of debt	253,800	329,231	387,263	387,263	387,263
One third of rental expense	24,000	23,000	24,000	25,000	26,000

Total	$2,770,935	$4,321,256	$4,112,798	$4,194,192	$4,553,657

Ratio of earnings to fixed charges	5.14x	3.09x	3.46x	3.11x	2.80x

(a)
Interest accrued on uncertain tax positions, in accordance with Accounting Standards Codification Topic 740 - Income Taxes, is presented in income taxes on the Consolidated Statements of Income. This interest has been excluded from the determination of fixed charges.